UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934



                              United Rentals, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    911363109
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                                 (CUSIP Number)


  Steven F. Mayer, President                        with a copy to:
  RAM Holdings, Inc.                                Robert G. Minion, Esq.
  c/o Cerberus Capital Management, L.P.             Lowenstein Sandler PC
  299 Park Avenue, 22nd Floor                       1251 Avenue of the Americas
  New York, New York  10171                         18th Floor
  (212) 891-2100                                    New York, New York  10020
                                                    (973) 597-2424
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 14, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     911363109
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1)   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons
     (entities only):

                RAM Holdings, Inc.

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)    [ ]
            (b)    [X]

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3)   SEC Use Only

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4)   Source of Funds (See Instructions):   WC, OO

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Delaware

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     Number of                     7)  Sole Voting Power:                      *
                                       -----------------------------------------
     Shares Beneficially           8)  Shared Voting Power:          24,426,981*
                                       -----------------------------------------
     Owned by
     Each Reporting                9)  Sole Dispositive Power:                 *
                                       -----------------------------------------
     Person With                  10)  Shared Dispositive Power:     24,426,981*
                                       -----------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                    24,426,981*
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                      Not Applicable
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      23.9%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  CO

--------------------------------------------------------------------------------
* Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by RAM Holdings, Inc. or any other person that it is the beneficial owner of any of the common stock of United Rentals, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 4.   Purpose of Transaction.
          ----------------------

          On November 14, 2007, RAM notified the Company that it is not prepared to proceed with the acquisition of the Company on the terms contemplated by the Merger Agreement and offered either to arrange for the payment of the negotiated $100 million termination fee or to engage the Company in a constructive dialogue to negotiate a transaction on revised terms. A copy of the letter delivered by RAM is attached hereto as Exhibit 1 and is incorporated herein by reference.

          The Merger Agreement was negotiated in July 2007, when the debt capital markets were beginning to deteriorate. Due to the resulting uncertainty, RAM required that its liability be limited to $100 million, which is the Company's exclusive remedy in the event that RAM and Merger Sub do not consummate the transaction, and RAM agreed to a higher per share purchase price in consideration for this limitation on liability. The limited guarantee provided by Cerberus Partners, L.P. ("Cerberus") in favor of the Company, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference (the "Limited Guarantee"), in respect of RAM's and Merger Sub's obligations under the Merger Agreement was similarly expressly limited to $100 million, and recovery of that amount was expressly stated to be the Company's sole and exclusive remedy under the Limited Guarantee. The $100 million limitation of liability was specifically negotiated, was unconditional and was not dependent on the occurrence of a material adverse change. As one indication of the importance to Cerberus of this limitation of liability under the Limited Guarantee, the parties agreed that in the event that the Company challenged the validity of the limitations set forth in the Limited Guarantee, the Company would forfeit its right to recover any amount under the Limited Guarantee.

          In August 2007, as conditions in the capital markets continued to worsen, RAM contacted the Company and its representatives and asked to engage in a constructive dialogue to address concerns arising out of these developments. The Company refused to meet or engage in this dialogue. Since that time, RAM has been diligent in its efforts to consummate the transaction, but has encountered sustained volatility in the credit markets, which has had a variety of adverse consequences.

          RAM continues to seek a constructive dialogue with the Company to negotiate a transaction on revised terms.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Letter, dated November 14, 2007, from RAM Holdings, Inc. to United Rentals, Inc.

          2. Limited Guarantee, dated as of July 22, 2007, by Cerberus Partners, L.P. in favor of United Rentals, Inc.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              November 15, 2007


                                              RAM HOLDINGS, INC.


                                              By:    /s/ Steven F. Mayer
                                                 -------------------------------
                                              Name:  Steven F. Mayer
                                              Title: President



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                                                       Exhibit 1


                               RAM HOLDINGS, INC.


                               November 14, 2007



United Rentals, Inc.
Five Greenwich Office Park
Greenwich, Connecticut 06831
Attention: Roger E. Schwed, General Counsel

Re: Agreement and Plan of Merger among RAM Holdings, Inc. ("Parent"), RAM Acquisition Corp. ("Merger Sub") and United Rentals, Inc. ("URI") dated as of July 22, 2007 (the "Agreement")

Dear Mr. Schwed:

          We are writing in connection with the above-captioned Agreement. As you know, as part of the negotiations of the Agreement and the ancillary documentation, the parties agreed that our maximum liability in the event that we elected not to consummate the transaction would be payment of the Parent Termination Fee (as defined in the Agreement) in the amount of $100 million. This aspect of the transaction is memorialized in, among other places, Section 8.2(e) of the Agreement, the final sentence of which reads as follows:

          "In no event, whether or not this Agreement has been terminated pursuant to any provision hereof, shall Parent, Merger Sub, Guarantor or the Parent Related Entities, either individually or in the aggregate, be subject to any liability in excess of the Parent Termination Fee [$100 Million] for any or all losses or damages relating to or arising out of this Agreement or the transactions contemplated by this Agreement, including breaches by Parent or Merger Sub of any representations, warranties, covenants or agreements contained in this Agreement, and in no event shall the Company seek equitable relief or seek to recover any money damages in excess of such amount from Parent, Merger Sub, Guarantor or any Parent Related Party or any of their respective Representatives."

          In light of the foregoing, and after giving the matter careful consideration, this is to advise that Parent and Merger Sub are not prepared to proceed with the acquisition of URI on the terms contemplated by the Agreement.

          Given this position and the rights and obligations of the parties under the Agreement and the ancillary documentation, we see two paths forward. If URI is interested in exploring a transaction between our companies on revised terms, we would be happy to engage in a constructive dialogue with you and representatives of your choosing at your earliest convenience. We could be available to meet in person or telephonically with URI and its representatives for this purpose immediately. In order to pursue this path, we would need to reach resolution on revised terms within a matter of days.

          If, however, you are not interested in pursuing such discussions, we are prepared to make arrangements, subject to appropriate documentation, for the payment of the $100 million Parent Termination Fee.

          We look forward to your response.

                                              Very truly yours,


                                              RAM HOLDINGS, INC.


                                              By: /s/ Steven F. Mayer
                                                 -------------------------------
                                                      Steven F. Mayer
                                                      President



cc:  Gary Horowitz, Esq. and Eric Swedenburg, Esq. (Simpson Thacher
         & Bartlett LLP)
     Cary Kochman and Emily McNeal (UBS Investment Bank)
     Peter H. Ehrenberg, Esq. and Robert G. Minion, Esq. (Lowenstein Sandler PC) Michael L. Hirschfeld, Esq. and Scott A. Edelman, Esq. (Milbank, Tweed,
         Hadley & McCloy, LLP)

                                                                       Exhibit 2

Confidential

                           LIMITED GUARANTEE

          Limited Guarantee, dated as of July 22, 2007 (this "Limited Guarantee"), by Cerberus Partners, L.P. (the "Guarantor") in favor of United Rentals, Inc., a Delaware corporation (the "Company"). Reference is hereby made to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of the date hereof, among RAM Holdings, Inc., a Delaware corporation ("Parent"), RAM Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Merger Sub"), and the Company. Capitalized terms, and terms not capitalized but which are nonetheless defined in Section 9.3 of the Merger Agreement, which are used herein but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

          1.  Limited Guarantee.

          (a) To induce the Company to enter into the Merger Agreement, the Guarantor hereby absolutely, irrevocably and unconditionally guarantees to the Company, but only up to the Maximum Amount (as defined below), the due and punctual payment by Parent and Merger Sub, as and when due, of their payment obligations under the last two sentences of Section 6.10(d), Section
6.11(d)-(f), Section 8.2(c), Section 8.2(d) and Section 8.3 of the Merger Agreement (collectively, the "Guaranteed Obligations"). The maximum aggregate liability of the Guarantor in respect of the Guaranteed Obligations shall not exceed $100,000,000 plus any obligations of Parent to pay reasonable costs and expenses and interest under Section 8.2(d) of the Merger Agreement (the "Maximum Amount"), and the Company hereby agrees that this Limited Guarantee may not be enforced without giving effect to the Maximum Amount.

          (b) Notwithstanding anything to the contrary contained in this Limited Guarantee, but subject to the last sentence of Section 2(d) hereof, the Company hereby agrees that to the extent Parent and Merger Sub are relieved of all or any portion of the Guaranteed Obligations by the satisfaction thereof or pursuant to any agreement with the Company (any amount so relieved, the "Reduction Amount"), the Maximum Amount shall be reduced by an amount equal to the Reduction Amount. All payments hereunder shall be made in lawful money of the United States, in immediately available funds.

          2.  Terms of Limited Guarantee.

          (a) This Limited Guarantee is an unconditional guarantee of payment, not collection, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce this Limited Guarantee up to the Maximum Amount, irrespective of whether any action is brought against Parent or Merger Sub or any other Person or whether Parent or Merger Sub or any other Person are joined in any such action or actions.

          (b) The liability of the Guarantor under this Limited Guarantee (up to the Maximum Amount) shall, to the fullest extent permitted under applicable law, be absolute, irrevocable and unconditional in accordance with the terms hereof irrespective of:

                    (i) the failure of the Company to assert any claim or demand or enforce any right or remedy against Parent or Merger Sub or any other Person primarily or secondarily liable with respect to any Guaranteed Obligation;

                    (ii) the validity or enforceability of the Merger Agreement, but only to the extent resulting from any lack of corporate power or authority of Parent or Merger Sub;

                    (iii) the addition, substitution or release of any Person as a guarantor of the Guaranteed Obligations;

                    (iv) any release or discharge of any obligation of Parent or Merger Sub contained in the Merger Agreement resulting from any change in the corporate existence, structure or ownership of Parent or Merger Sub or any other Person primarily or secondarily liable with respect to any Guaranteed Obligation, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent or Merger Sub or any other Person primarily or secondarily liable with respect to any Guaranteed Obligation or any of their respective assets;

                    (v) any change in the time, manner, place or terms of payment, or any change or extension of the time of payment of, renewal or alteration of, any Guaranteed Obligation, any escrow arrangement or other security therefor, any liability incurred directly or indirectly in respect thereof, or any amendment, rescission, compromise, consolidation or waiver of, or any consent to any departure from the terms of, the Merger Agreement or the documents entered into in connection therewith;

                    (vi) the existence of any claim, set-off or other right that the Guarantor may have at any time against Parent, Merger Sub or the Company, whether in connection with any Guaranteed Obligation or otherwise; or

                    (vii) the adequacy of any other means the Company may have of obtaining repayment of any of the Guaranteed Obligations.

          (c) To the fullest extent permitted by law, the Guarantor hereby irrevocably and expressly waives any and all rights or defenses arising by reason of any law which would otherwise require any election of remedies by the Company. The Guarantor hereby waives any and all notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by the Company upon this Limited Guarantee or acceptance of this Limited Guarantee (except for notices provided to Parent in accordance with Section 9.2 of the Merger Agreement). The Guaranteed Obligations, and each of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Limited Guarantee, and all dealings between Parent, Merger Sub or the Guarantor, on the one hand, and the Company, on the other, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Limited Guarantee. When pursuing its rights and remedies hereunder against the Guarantor, the Company shall be under no obligation to pursue such rights and remedies it may have against Parent or Merger Sub or any other Person for the Guaranteed Obligations or any right of offset with respect thereto, and any failure by the Company to pursue such other rights or remedies or to collect any payments from Parent or Merger Sub or any such other Person or to realize upon or to exercise any such right of offset, and any release by the Company of any right of offset, shall not relieve the Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Company.

          (d) The Company shall not be obligated to file any claim relating to any Guaranteed Obligation in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Company to so file shall not affect the Guarantor's obligations hereunder. In the event that any payment to the Company in respect of any Guaranteed
Obligation is rescinded and/or returned to the Guarantor for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Guaranteed Obligation as if such payment had not been made; provided, however, that in the event that any payment to the Company in respect of any Guaranteed Obligation is rescinded and/or returned to the Parent for any reason whatsoever, this Guarantee shall not continue to be effective or be reinstated with respect to any such payments made by Guarantor and subsequently so rescinded and/or returned.

          (e) The Guarantor agrees that the Company may at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of payment of any Guaranteed Obligation, and may also make any agreement with Parent, Merger Sub or any Person liable for any Guaranteed Obligation, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Company and Parent, Merger Sub or any such other Person without in any way impairing or affecting the Guarantor's obligations under this Limited Guarantee.

          3. Waiver of Acceptance, Presentment; Etc. To the fullest extent permitted by law, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any law which would otherwise require any election of remedies by the Company. The Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guarantee and of any Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Guaranteed Obligation and all other notices of any kind (except for notices provided to Parent in accordance with Section 9.2 of the Merger Agreement), all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of Parent, Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (other than fraud and willful misconduct by the Company or any of its affiliates, defenses to the payment of the Guaranteed Obligations under the Merger Agreement or breach by the Company of this Limited Guarantee). Notwithstanding the foregoing, for the avoidance of doubt, Guarantor retains any and all defenses that may be available to it that the Guaranteed Obligations are not due pursuant to the Merger Agreement and/or have already been satisfied or performed.

          4. No Recourse. The Company, by its acceptance of the benefits hereof, acknowledges as follows:

          (a) The Company acknowledges that the sole assets of Parent and Merger Sub are cash in a de minimis amount and its rights under the Merger Agreement, and that no additional funds are expected to be contributed to Parent or Merger Sub unless and until the Closing occurs. The Company, by its acceptance of the benefits hereof, agrees that it has no right of recovery in respect of a claim arising under the Merger Agreement or in connection with any documents or instruments delivered in connection therewith, including this Limited Guarantee, against any former, current or future officer, agent, affiliate or employee of the Guarantor or Parent (or any of their successors' or permitted assignees'), against any former, current or future general or limited partner, member or stockholder of the Guarantor or Parent (or any of their successors' or permitted assignees'), notwithstanding that Guarantor is or may be a partnership, or any affiliate thereof or against any former, current or future director, officer, agent, employee, affiliate, general or limited partner, stockholder, manager or member of any of the foregoing (collectively, "Guarantor/Parent Affiliates"; it being understood that the term Guarantor/Parent Affiliates shall not include the Guarantor, Parent or Merger Sub), whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent or Merger Sub against the Guarantor/Parent Affiliates, or otherwise, except for its rights under this Limited Guarantee and subject to the limits contained herein; provided, however, that in the event the Guarantor (i) consolidates with or merges with any other Person (an "Acquiring Person") and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any Person (also an "Acquiring Person") such that the sum of the Guarantor's remaining net assets plus uncalled capital is less than the Maximum Amount, then, and in each such case, the Company may seek recourse from such Acquiring Person (in either case, a "Successor Entity"), as the case may be, but only to the extent of the liability of the Guarantor hereunder.

          (b) Recourse against the Guarantor under this Limited Guarantee shall be the sole and exclusive remedy of the Company and all of its affiliates against the Guarantor and any Guarantor/Parent Affiliates in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby including in the event Parent or Merger Sub breaches any covenant, representation or warranty under the Merger Agreement or the Guarantor breaches a covenant, representation or warranty hereunder. The Company hereby covenants and agrees that it shall not institute, and shall cause its controlled affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby, against the Guarantor or any Guarantor/Parent Affiliates except for claims against the Guarantor under this Limited Guarantee. Nothing set forth in this Limited Guarantee shall affect or be construed to affect any liability of Parent or Merger Sub to the Company or shall confer or give or shall be construed to confer or give to any Person other than the Company any rights or remedies against any Person other than the rights of the Company against the Guarantor as expressly set forth herein.

          (c) The Company acknowledges that the Guarantor is agreeing to enter into this Limited Guarantee in reliance on the provisions set forth in this
Section 4. This Section 4 shall survive termination of this Limited Guarantee.

          5. No Subrogation. The Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against Parent, Merger Sub or any other Person liable with respect to any of the Guaranteed Obligations that arise from the existence, payment, performance or enforcement of the Guarantor's obligation under or in respect of this Limited Guarantee or any other agreement in connection therewith, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Company against Parent, Merger Sub or such other Person, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Parent, Merger Sub or such other Person, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until the Guaranteed Obligations and any other amounts that may be payable under this Limited Guarantee shall have been paid in full in cash. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in cash of the Guaranteed Obligations and any other amounts that may be payable under this Limited Guarantee, such amount shall be received and held in trust for the benefit of the Company, shall be segregated from other property and funds of the Guarantor and shall forthwith be paid or delivered to the Company in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Guaranteed Obligations and any other amounts that may be payable under this Limited Guarantee, in accordance with the terms of the Merger Agreement and herewith, whether matured or unmatured, or to be held as collateral for the Guaranteed Obligations or other amounts payable under this Limited Guarantee thereafter arising.

          6. Termination. This Limited Guarantee shall terminate and the Guarantor shall have no further obligations under this Limited Guarantee as of the earliest to occur of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms by mutual consent of the parties or under other circumstances in which neither the Parent nor Merger Sub would be obligated to make any payments under the last two sentences of Section 6.10(d),
Section 6.11(d) - (f), Section 8.2(c), Section 8.2(d) or Section 8.3 of the Merger Agreement and (c) the first anniversary of any termination of the Merger Agreement in accordance with its terms, except as to a claim for payment of any Guaranteed Obligation presented by the Company to Parent, Merger Sub or the Guarantor by such first anniversary. In the event that the Company or any of its subsidiaries asserts in any litigation relating to this Limited Guarantee that the provisions of Section 1 hereof limiting the Guarantor's liability to the Maximum Amount or that the provisions of Section 4 hereof are illegal, invalid or unenforceable in whole or in part, (i) the obligations of the Guarantor under this Limited Guarantee shall terminate in all respects and shall thereupon be null and void and (ii) if the Guarantor has previously made any payments under this Limited Guarantee it shall be entitled to have such payments refunded by the Company.

          7. Continuing Guarantee. Unless terminated pursuant to the provisions of Section 6 hereof, this Limited Guarantee is a continuing one and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligations up to the Maximum Amount (as such obligations may be modified pursuant to first sentence of Section 1(b) hereof), shall be binding upon the Guarantor, its successors and assigns, and shall inure to the benefit of, and be enforceable by, the Company and its respective successors, transferees and assigns. All obligations to which this Limited Guarantee applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon. Subject to Section 4 hereof, each and every right, remedy and power hereby granted to the Company shall be cumulative and not exclusive of any other, and may be exercised by the Company at any time or from time to time. The Company shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Company's rights against, Parent or Merger Sub prior to proceeding against the Guarantor hereunder.

          8. Entire Agreement. This Limited Guarantee constitutes the entire agreement with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, among Parent, Merger Sub and the Guarantor or any of their affiliates on the one hand, and the Company or any of its affiliates on the other hand, except for the Merger Agreement.

          9. Amendments and Waivers. No amendment or waiver of any provision of this Limited Guarantee will be valid and binding unless it is in writing and signed, in the case of an amendment, by the Guarantor and the Company, or in the case of waiver, by the party against whom the waiver is to be effective. No waiver by any party of any breach or violation of, or default under, this Limited Guarantee, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation or default hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power or remedy under this Limited Guarantee will operate as a waiver thereof.

          10. Counterparts. This Limited Guarantee may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

          11. Expenses. The Guarantor agrees to pay, and the Company, by its acceptance of this Limited Guarantee, agrees to pay, all reasonable out of pocket expenses (including reasonable fees of counsel) incurred by the other party in connection with any litigation with respect to this Limited Guarantee if such other party prevails in such litigation.

          12. Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission with confirmation (provided that any notice received by facsimile transmission or otherwise at the addressee's location on any Business Day after 5:00 p.m. (addressee's local time) shall be deemed to have been received at 9:00 a.m. (addressee's local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

          (a) if to Guarantor, to:

                 Cerberus Partners, L.P.
                 299 Park Avenue
                 New York, NY  10171
                 Attention: Mark Neporant
                 Facsimile: (212) 891-1540

               with an additional copy (which shall not constitute notice) to:

                 Lowenstein Sandler PC
                 65 Livingston Avenue
                 Roseland, NJ  07068
                 Attention:  Peter H. Ehrenberg, Esq.
                             Robert G. Minion, Esq.
                 Facsimile:  (973) 597-2400

          (b) if to the Company, to:

                 United Rentals, Inc.
                 Five Greenwich Office Park
                 Greenwich, CT  06831
                 Attention: General Counsel
                 Facsimile: (203) 622-6080

               with an additional copy (which shall not constitute notice) to:

                 Simpson Thacher & Bartlett LLP
                 425 Lexington Avenue
                 New York, NY  10017
                 Attention: Gary Horowitz
                 Facsimile: (212) 455-2502

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated and confirmed, personally delivered or mailed. Any party to this Limited Guarantee may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address or facsimile of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

          13.  GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

          (a) THIS LIMITED GUARANTEE SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any federal court of the Southern District of New York or any state court located in New York County, State of New York, in the event any dispute arises out of this Limited Guarantee or any of the transactions contemplated by this Limited Guarantee, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Limited Guarantee in any court other than any federal court of the Southern District of New York or any state court located in New York County, State of New York and (iv) consents to service of process being made through the notice procedures set forth in Section 12 hereof. Without limiting other means of service of process permissible under applicable law, each of the parties hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in
Section 12 hereof shall be effective service of process for any suit or proceeding in connection with this Limited Guarantee or the transactions contemplated hereby.

          (b) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS LIMITED GUARANTEE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

          14. Representations and Warranties. The Guarantor hereby represents and warrants to the Company that:

          (a) it has all power and authority to execute, deliver and perform this Limited Guarantee;

          (b) the execution, delivery and performance of this Limited Guarantee by the Guarantor (i) have been duly and validly authorized and approved by all necessary limited partnership action, and all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Limited Guarantee by Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity, is required in connection with the execution, delivery or performance of this Limited Guarantee and (ii) do not and will not
(A) result in any breach or violation of, or default (with or without notice or lapse of time, or both) under, require consent under, or give rise to a right of termination, cancellation, modification or acceleration of any obligation or to the loss of any benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, permit, franchise, right or license binding upon Guarantor or any of its Subsidiaries or result in the creation of any lien upon any of the properties, assets or rights of Parent or any of its subsidiaries, (B) conflict with or result in any violation of any provision of the organizational documents of the Guarantor or
(C) conflict with or violate any applicable laws;

          (c) this Limited Guarantee has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against the Guarantor in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting or relating to creditors' rights generally and (ii) is subject to general principles of equity (regardless of whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing; and

          (d) the Guarantor has the financial capacity to pay and perform its obligations under this Limited Guarantee, and all funds necessary for the Guarantor to fulfill its obligations under this Limited Guarantee shall be available to the Guarantor for so long as this Limited Guarantee shall remain in effect in accordance with Section 6 hereof.

          15. No Assignment. Neither the Guarantor nor the Company may assign its rights, interests or obligations hereunder to any other Person (except by operation of law) without the prior written consent of the Company (in the case of an assignment by the Guarantor) or the Guarantor (in the case of an assignment by the Company); provided, however, that if a portion of the Guarantor's commitment under its Equity Commitment Letter is assigned in accordance with the terms thereof, then a corresponding portion of its obligations hereunder may be assigned to the same assignee; provided that any such assignment will not relieve the Guarantor of its obligations hereunder.

          16. Severability. Any term or provision of this Limited Guarantee that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction; provided, however, that this Limited Guarantee may not be enforced without giving effect to the limitation of the amount payable hereunder to the Maximum Amount provided in Section 1 hereof and to the provisions of Sections 4 and 5 hereof. No party hereto shall assert, and each party shall cause its respective affiliates not to assert, that this Limited Guarantee or any part hereof is invalid, illegal or unenforceable.

          17. Headings. The headings contained in this Limited Guarantee are for convenience purposes only and will not in any way affect the meaning or interpretation hereof.

                  [Remainder of page intentionally left blank]

          IN WITNESS WHEREOF, the undersigned have executed and delivered this Limited Guarantee as of the date first written above.

                                               CERBERUS PARTNERS, L.P.

                                               By: Cerberus Associates, L.L.C.,
                                                   its general partner



                                               By: /s/ Mark A. Neporent
                                                  ------------------------------
                                               Name:   Mark A. Neporent
                                               Title:  Chief Operating Officer


ACCEPTED:

UNITED RENTALS, INC.



By:    /s/ Michael Kneeland
    ---------------------------------
    Name:  Michael Kneeland
    Title: Chief Executive Officer